SCHEDULE 13G
Amendment No. 1
Name of Issuer: Goosehead Insurance, Inc.
Title of Class of Securities: Common Stock Class A
CUSIP Number: 38267D909
Item 1: Reporting Person: Wasatch Advisors, Inc. 87-0319391
Item 2: Check Box If Member of Group: Not Applicable
Item 3: SEC Use
Item 4: Place of Organization: Utah
Items 5-8: Number of Shares Owned With:
Item 5: Sole Voting Power: 2,377,484
Item 6: Shared Voting Power: 0
Item 7: Sole Dispositive Power: 2,377,484
Item 8: Shared Dispositive Power: 0
Item 9: Aggregate Amount Owned: 2,377,484
Item 10: Check Box If Aggregate Amount Excludes Certain Shares: N/A
Item 11: Percent of Class Owned: 11.6%
Item 12: Type of Reporting Person: IA

Item 1(a): Name of Issuer: Goosehead Insurance, Inc.
Item l(b): Address of Issuer:
1500 Solana Blvd, Building 4, Ste 4500, Westlake, TX 76262
Item 2(a): Name of Person Filing: Wasatch Advisors, Inc.
Item 2(b): Address: 505 Wakara Way, Salt Lake City, UT 84108
Item 2(c): Citizenship: Not Applicable
Item 2(d): Title of Class of Securities: Common Stock Class A
Item 2(e): CUSIP Number: 38267D909
Item 3(e): Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
Item 4(a): 	Amount Owned: 2,377,484
Item 4(b): 	Percent of Class Owned: 11.6%
Item 4(c)(i): Sole Voting Power: 2,377,484
Item 4(c)(ii): Shared Voting Power: 0
Item 4(c)(iii): Sole Dispositive Power: 2,377,484
Item 4(c)(iv): Shared Dispositive Power: 0
Item 5: Check Box If Ownership Is 5% or Less of Class: [ ]
Item 6. Ownership of More Than 5% on Behalf of Another Person: N/A
Item 7: Identification of Subsidiary: Not Applicable
Item 8: Identification of Members of Group: Not Applicable
Item 9: Notice of Dissolution of Group: Not Applicable
Item 10: Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of May 31, 2022.
Date: 06/06/22
Signature: /s/JB Taylor
Name/Title: JB Taylor/CEO